UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05047875

March 17, 2005

Samuel A. Guess
Assistant General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/17/2005

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2005

Dear Mr. Guess:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to Wal-Mart by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

WAL*MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-4505
Fax: (479) 277-5991

Samuel A. Guess
Assistant General Counsel, Corporate Governance

January 20, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal Regarding Executive Compensation

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2005 Proxy Materials for the reasons described below. A copy of the original and revised Proposal and cover letters are attached as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2005 Proxy Materials on or about April 12, 2005 so that it may commence mailing by no later than April 15, 2005. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on or about December 16, 2004. The Proposal requests that Wal-Mart establish an executive compensation plan that focuses senior executives on pursuing a company's long-term strategic goals.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2005 Proxy Materials pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because it is impermissibly vague, indefinite and, therefore, potentially misleading and Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

The Proposal is Impermissibly Vague, Indefinite and, Therefore, Potentially Misleading, Contrary to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6)

The Proposal is properly excludable from the 2005 Proxy Materials because it is impermissibly vague, indefinite and, therefore, potentially misleading, contrary to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6). On January 10, 2005, Wal-Mart forwarded a letter, attached as Exhibit B, to the Proponent requesting that it revise the Proposal to alleviate the Company's concerns. As of the date of this letter, the Proponent has not responded.

The Staff has consistently concluded that a proposal can be excluded under Rules 14a-8(i)(3)/14a-9 if: (a) it is so vague and indefinite that it would be difficult for a company implementing it and for shareholders voting on it to determine with any reasonable certainty what measures the proposal would require if it were approved, (b) the proposal involves highly speculative determinations concerning the definition of certain terms used in the proposal, or (c) it is so vague and indefinite that it is potentially misleading since any action by a company to implement the proposal would have to be made without guidance from the proposal and consequently in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See* Staff Legal Bulletin No. 14B; *see also Smithfield Foods, Inc.* (July 18, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's arguments that the proposal did not inform shareholders of what the company would be required to do if the proposal were approved and if the shareholders were to approve the proposal, the company would not know what action to take to fulfill the request); *Johnson & Johnson* (Feb. 7, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's argument that the proposal is devoid of any description of the "Glass Ceiling Report" or the recommendations "flowing from it" so shareholders would not understand what they are being asked to consider from the text of the proposal); *PG&E Corp.* (Mar. 1, 2002) (allowing the company to omit proponent's proposal because the proposal was vague and indefinite, based on the company's argument that neither the shareholders nor the company's board of directors would be able to determine what actions the company would have to take to comply with the proposal); *Philadelphia Electric Co.* (July 30, 1992) (allowing the company to omit the proposal because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philip Morris Cos., Inc.* (Feb. 7, 1991) (allowing the company to omit the proposal because it "appear[ed] to involve highly subjective determinations concerning what constitute[d] 'advocate,' 'encourage,' 'bigotry,' 'hate,' and 'aiding in any way' and because it "would be vague and indefinite to shareholders voting on the proposal as well as potentially misleading since any action taken by management, upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

Resolution (5) of the Proposal titled "Compensation Disclosure" states that the "Compensation Committee is encouraged not to limit their report to providing only mandated disclosures, but rather to strive to provide enhanced executive compensation disclosure." Wal-Mart believes that the Proposal could be misleading to shareholders because it provides no guidance for the implementation of this resolution. The Proposal would merely require that the Compensation, Nominating and Governance Committee of the Board of Directors of Wal-Mart (the "CNGC") be "encouraged" to strive to provide additional disclosure but the Proposal does not detail what constitutes sufficient encouragement. For example, the Proposal does not address who should deliver such encouragement (i.e., Shareholders of the Company? Company management? The Board of Directors? If so, which members of the Board of Directors? The entire Board of Directors? Should the members of the CNGC encourage themselves?). The language of the Proposal is also unclear as to what medium of dissemination of such encouragement would be sufficient (i.e., Should the CNGC Charter be amended to include language which would provide such encouragement? Is a resolution of the Board of Directors sufficient? Should the party responsible for providing the encouragement (whomever that may be) meet with the CNGC annually or quarterly or prior to each committee meeting?). Because the Proposal provides no guidance on these critical issues, any action ultimately taken to implement this component of the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal.

The Proposal is also potentially misleading because, as it is written, it ultimately may not result in expanded executive compensation disclosure. The Proposal merely states that the CNGC be "encouraged" to "strive" to enhance disclosure. Shareholders may be misled into believing that a vote in favor of this Proposal would result in enhanced disclosure of executive compensation. When actually, as the Proposal is written, there can be no assurances such disclosure will be expanded. Ostensibly, the CNGC could simply reject the encouragement and chose not to enhance disclosure of executive compensation while fully complying with the parameters of the Proposal. Thus, as presently drafted, the Proposal is potentially misleading to shareholders.

Like the proposals considered in the above cited no-action letters, the Proposal raises more questions than it answers, not only for the Company's Board of Directors, but also for its shareholders. Without additional guidance in the Proposal, the Company would not be able to determine if the actions it took to implement the Proposal are the actions the Proponent had in mind. Similarly, the shareholders may have widely divergent views of the actions that would be expected of the Company and neither the shareholders nor the Board would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from the 2005 Proxy Materials pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

<u>Wal-Mart has Substantially Implemented the Proposal and it Should Therefore be Excluded under Rule 14a-8(i)(10)</u>

Under Rule 14a-8(i)(10), a proposal should be excluded "if the company has already substantially implemented the proposal." Notwithstanding the argument in the previous section, Wal-Mart believes that it has already substantially implemented the components of the Proposal's resolutions. The Staff has recognized that a proposal need not be specifically implemented to be excluded under Rule 14a-8(i)(10). *See* Release No. 34-20091 (August 16, 1983) (stating that a company need not have "fully" implemented a proposal to avail itself of Rule 14a-8(i)(10)).

Wal-Mart believes that its compensation processes as described in its 2004 Proxy Materials substantially achieve the objectives sought by the Proposal's request. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(10) as substantially implemented.

Resolution (1) seeks to target the Chief Executive Officer's (the "CEO") salary to the median of salaries paid at peer group companies, with variances fully explained. Although the language of this resolution is vague and unclear, the Company interprets the resolution to require that the CEO's salary should be targeted at the median of salaries paid at peer group companies, but if the CEO's salary exceeds the median, the Company should fully disclose the deviation. Moreover, although the Proponent has not defined the peer groups to which it refers, Wal-Mart follows this philosophy in its executive compensation practices as disclosed in the CNGC Report on Executive Compensation (the "Compensation Report") in the 2004 Proxy Materials. Because of the Company's significant size, the Company believes it is appropriate to benchmark its executive compensation not only against other significant retailers but also against other large companies. As disclosed in the 2004 Proxy Materials, the Company's executive compensation philosophy, which covers the CEO, is targeted to place executive officers' total compensation at the median for the top U.S. 50 companies ranked by market capitalization and in the top quartile of a select group of retailers, assuming that maximum performance goals are achieved for performance-based compensation.

Wal-Mart explained in the Compensation Report that the select group of retailers is not the same as the S&P 500 Retailing Index because the CNGC believes that it is more appropriate to compare the compensation of executive officers of the Company with that of executives in comparable size. Wal-Mart further explains how it obtains the data regarding the peer groups and any limitations. As salary is an integral part of an executive officer's total compensation, the executive officer's salaries are likewise tied to these benchmarks. As such, Wal-Mart believes that it has substantially implemented resolution (1) by benchmarking total compensation, including base salary, to peer group compensation as well as disclosing its compensation philosophy with respect to the peer groups.

Resolution (2) of the Proposal titled "Annual Incentives" states that "the annual bonus paid to senior executives should be based on well-defined financial and non-financial performance criteria." Resolution (2) also states that "The Committee should determine and disclose the performance measures utilized in bonus determinations." Wal-Mart submits that annual incentive payments to its senior executive officers are based on well-defined financial and non-financial performance criteria as disclosed in the Compensation Report and elsewhere in the 2004 Proxy Materials.

Annual incentive payments to senior executives are made under the Wal-Mart Stores, Inc. Management Incentive Plan, as amended (the "MIP"), upon achievement of pre-established performance goals derived from a variety of performance measures available under the MIP. For the fiscal year ended January 31, 2004 ("fiscal year 2004"), annual incentive payments were based on improvements in pre-tax profits. The CNGC assigned incentive payment levels as a percentage of base salary for achievement of the pre-tax profit performance goals for fiscal year 2004. These incentive payment levels were tied respectively to the achievement of threshold, business plan, and maximum performance objectives. Incentive payment levels ranging from a low of 35.7 percent of base salary at the threshold performance level to a high of 350 percent at the maximum level were payable under the plan to the executive officers. Unless the CNGC otherwise provides when the performance goals are established, if the Company fails to achieve its threshold performance target, no incentive award will be paid to any executive officer. Because, as described above, Wal-Mart already bases annual incentive payments on well-defined financial and non-financial performance criteria, Wal-Mart believes that such requirement of the Proposal is currently implemented.

In addition, the information above relating to annual incentive payments to Wal-Mart's executive officers for fiscal year 2004 was disclosed in the Company's 2004 Proxy Materials, as contemplated by resolution (2) of the Proposal. As a registered public company subject to the periodic reporting regulations promulgated under the Exchange Act, Wal-Mart is required to make extensive disclosures of its executive compensation practices. For instance, Item 402 of Regulation S-K requires annual disclosure of the compensation paid to Wal-Mart's chief executive officer and four other most highly compensated executive officers (the "Named Executive Officers").

The types of compensation that must be disclosed include, but are not limited to, salary, bonus, perquisites, and other personal benefits, stock awards, long-term incentive compensation and "all other compensation." Item 402 also requires Wal-Mart to disclose any employment contracts or severance agreements with Named Executive Officers that exceed $100,000. Additionally, Item 601 of Regulation S-K requires Wal-Mart to file as an exhibit to its periodic reports any contract or compensatory plan in which a Named Executive Officer is a participant relating to options, warrants, rights, pensions, retirement, deferred compensation, bonuses, incentive compensation, or profit sharing. Finally, Schedule 14A requires Wal-Mart to describe in its proxy statement any compensation plan, including but not limited to pension or retirement plans, and any plan containing options, warrants or rights.

Resolution (3) of the Proposal titled "Long-Term Equity Incentives" states that "[l]ong-term equity compensation should be structured to motivate and reward superior . . . operational performance as defined by the Compensation Committee." Wal-Mart argues that this resolution has been implemented by the Company. As disclosed in the Compensation Report, Wal-Mart grants stock options to link executive officers' compensation to the long-term financial success of the Company, as measured by stock performance. The exercise price of stock options granted by the CNGC is generally the fair market value of a share of stock on the date of grant, with the stock options generally vesting over a five-year term. As such, the stock option awards will only have value if the Company performs well over the long-term, and the stock price reflects that performance.

Moreover, in January 2005, the CNGC approved a new compensation policy of awarding performance shares under Wal-Mart's Stock Incentive Plan of 1998, as amended, to Wal-Mart's executive officers, and awarded three cycles of an equal amount of performance shares. The first cycle of performance shares awarded to the executive officers represents approximately one-third of each executive officer's equity-based compensation package when taking into consideration the Black-Scholes value of the stock options awarded and the current value of restricted stock awarded in January 2005. These awards are conditional upon shareholder approval at the Company's 2005 Annual Meeting and, as such will be described in detail in the 2005 Proxy Materials.

The first cycle of performance shares will vest on January 31, 2006 only if the Company reaches pre-established return on investment and revenue growth targets. If the Company meets the threshold performance targets, only 50% of the performance shares awarded will vest. If the Company exceeds the threshold performance targets, up to 150% of the performance shares awarded will vest. As a result, if maximum performance targets are reached, the performance shares will represent over 40% of the value of the equity-based compensation package awarded in January 2005. The same will be true for the second cycle and third cycle of performance shares, which will vest only upon reaching or exceeding the pre-established average return on investment and average revenue growth performance targets for the fiscal years ending January 31, 2007 and January 31, 2008, respectively.

Resolution (4) seeks to require shareholder approval of any Severance and Supplemental Executive Retirement Plans (the "SERP") that exceed an executive's salary and bonus, which the Company interprets as the total of salary and incentive payments under the MIP, assuming the Company meets its maximum performance objectives. The Company asserts that it currently meets the requirements of this resolution. The Company explained in the Compensation Report that the purpose of the SERP is to contribute amounts that would ordinarily be contributed by the Company under the Wal-Mart Profit Sharing and 401(k) Plan but for the limitations on compensation contributions set by the Internal Revenue Service. The contributions to the SERP are no where near equal to the executive officer's salary and annual bonus as evidenced by the "all other compensation" table in the Company's 2004 Proxy Materials.

As disclosed in its periodic reports filed with the SEC, the Company maintains various severance agreements for executive officers. The agreements state that upon termination from the Company, the executive officer will receive his or her base salary for two years so long as he does not engage in certain defined actions. The potential payments upon severance from the Company do not exceed the requirements of resolution (4) because the payment of two year's salary to any executive officer will not exceed the salary and annual incentive payment that the executive officer could receive, assuming that the performance objectives under the MIP are met. As a result, Wal-Mart believes that the requirements of resolution (4) have been substantially implemented.

Although Wal-Mart asserts that Resolution (5) is vague, indefinite and, therefore, potentially misleading, the Company believes it provides more disclosure than the literal requirements of Schedule 14A, as required by the proposal. The CNGC dedicates more than two and one-half pages of the 2004 Proxy Materials to explaining the Company's compensation philosophy, compensation programs, and the compensation practices with respect to executive officers. Any portions of Wal-Mart's executive officer compensation practices not specifically discussed in the Compensation Report are disclosed in the Summary Compensation Table or the other various tables or narrative disclosure in the 2004 Proxy Materials. As just one example of how Wal-Mart exceeds the mandatory disclosures required in the 2004 Proxy Materials, Wal-Mart disclosed in the Compensation Report the interest rates that apply to deferred compensation under Wal-Mart's Officer Deferred Compensation Plan, the CNGC's methodology in setting the interest rate, and the total amounts deferred by all officers under Wal-Mart's Officer Deferred Compensation Plan. As such, Wal-Mart asserts it has substantially implemented resolution (5).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2005 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2005 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2005 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

cc: Sheet Metal Workers' National Pension Fund
Kenneth Colombo
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314
(703)739-7000

Enclosures

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (479) 277-5991 and via UPS]

January 4, 2005

Samuel A. Guess, Esq.
Assistant General Counsel, Corporate Governance
Wal-Mart Legal Department
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Guess:

I am writing in reply to your letter of December 28, 2004, in which you state that the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund exceeded the 500-word maximum allowed under Rule 14a-8(d). According to the word count feature on our version of Microsoft Word, our Fund's proposal was 498 words. However, without waiving any rights or acknowledging that the proposal exceeded 500 words, we are complying with your request and submitting a revised proposal. According to our count, this proposal is 471 words. Thank you.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

Commonsense Executive Compensation Framework Proposal

Supporting Statement: A key task of a company's board and compensation committee is to establish executive compensation plans that focus senior executives on pursuing a company's long-term strategic goals. We believe that shareholders should play a constructive role in addressing executive compensation shortcomings. Our proposal offers shareholders an opportunity to vote on a Commonsense Executive Compensation Framework that outlines important executive compensation principles and offers constructive guidance to the compensation committee.

The goal of the Commonsense Framework is to encourage executive compensation policies and practices that promote long-term corporate value growth. The Commonsense Framework is focused on ensuring that executive compensation plans are designed to reward superior corporate and executive performance. The use of demanding performance standards in annual and long-term incentive compensation plans is strongly encouraged. The Commonsense Framework calls for greater compensation plan transparency, especially with regard to performance criteria and associated performance levels, so shareholders are better able to develop informed judgments about the pay-for-performance features of compensation plans. And with CEO-worker pay ratios as high as 300 to 1 (IPS/UFE "Executive Excess 2004" Report), the Commonsense Framework stresses the need for limits on senior executive retirement and severance benefits.

We urge your support for this proposal.

Resolved: That the shareholders of WAL MART Stores, Inc. ("Company") request that the Company's Board of Directors adopt executive compensation policies and practices reflected in the "Commensense Executive Compensation Framework."

(1) Salary: The CEO's salary should be targeted no higher than the median of salaries paid at peer group companies, with variances fully explained.

(2) Annual Incentives: The annual bonus paid to senior executives should be based on well-defined financial and non-financial performance criteria. The Committee should determine and disclose the performance measures utilized in bonus determinations and set and disclose performance levels below which no bonuses would be paid and above which bonuses would be capped. Annual bonus levels that exceed an executive's annual salary should be clearly justified.

(3) Long-Term Equity Incentives: Long-term equity compensation should be structured to motivate and reward superior, above peer group, stock price performance and/or superior operational performance as defined by the

Compensation Committee. To do so, the Committee may choose from a variety of awards, such as indexed or premium-priced stock options, performance-vested options, performance-vested restricted shares, or other types of equity awards.

(4) Severance and Supplement Executive Retirement Plans (SERPs): A senior executive severance plan that provides for payments that can exceed an executive's salary and annual bonus must have a compelling justification and should be ratified by shareholders, as should any SERP instituted by the Company.

(5) Compensation Disclosure: The Compensation Committee is encouraged not to limit their report to providing only mandated disclosures, but rather to strive to provide enhanced executive compensation disclosure to shareholders so that shareholders can develop informed judgments about the plans.

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (479) 273-4329 and via UPS]

December 14, 2004

Thomas D. Hyde
Secretary
WAL MART Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

Re: Commonsense Executive Compensation Framework Proposal

Dear Thomas D. Hyde:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the WAL MART Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to executive compensation plans that focus senior executives on pursuing a company's long-term strategic goals. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 13,1200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to encourage executive compensation policies and practices that promote long-term corporate value growth.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Commonsense Executive Compensation Framework Proposal

Supporting Statement: A key task of a company's board and compensation committee is to establish executive compensation plans that focus senior executives on pursuing a company's long-term strategic goals. We believe that shareholders can and should play a constructive and proactive role in addressing executive compensation shortcomings. Our proposal offers shareholders an opportunity to vote on a Commonsense Executive Compensation Framework ("Commonsense Framework") that outlines important executive compensation principles and offers constructive guidance to the compensation committee as it does its job.

The overriding goal of the Commonsense Framework is to encourage executive compensation policies and practices that promote long-term corporate value growth. To this end, the Commonsense Framework is focused on ensuring that executive compensation plans are designed to reward superior corporate and executive performance. The use of demanding performance standards in annual and long-term incentive compensation plans is strongly encouraged. The Commonsense Framework calls for greater compensation plan transparency, especially with regard to performance criteria and associated performance levels, so shareholders are better able to develop informed judgments about the pay-for-performance features of compensation plans. And with CEO-worker pay ratios as high as 300 to 1 (IPS/UFE "Executive Excess 2004" Report), the Commonsense Framework stresses the need for limits on senior executive retirement and severance benefits.

Shareholders should be heard at our company on executive compensation issues, so we urge your support for this proposal.

Resolved: That the shareholders of WAL MART Stores, Inc. ("Company") request that the Company's Board of Directors adopt executive compensation policies and practices reflected in the "Commensense Executive Compensation Framework."

(1) Salary: The CEO's salary should be targeted no higher than the median of salaries paid at peer group companies, with variances fully explained.

(2) Annual Incentives: The annual bonus paid to senior executives should be based on well-defined financial and non-financial performance criteria. The Committee should determine and disclose the performance measures utilized in bonus determinations and set and disclose performance levels below which no bonuses would be paid and above which bonuses would be capped. Annual bonus levels that exceed an executive's annual salary should be clearly justified.

(3) Long-Term Equity Incentives: Long-term equity compensation should be structured to motivate and reward superior, above peer group, stock price performance and/or superior operational performance as defined by the Compensation Committee. To do so, the Committee may choose from a variety of awards, such as indexed or premium-priced stock options, performance-vested options, performance-vested restricted shares, or other types of equity awards.

(4) Severance and Supplement Executive Retirement Plans (SERPs): A senior executive severance plan that provides for payments that can exceed an executive's salary and annual bonus must have a compelling justification and should be ratified by shareholders, as should any SERP instituted by the Company.

(5) Compensation Disclosure: The Compensation Committee is encouraged not to limit their report to providing only mandated disclosures, but rather to strive to provide enhanced executive compensation disclosure to shareholders so that shareholders can develop informed judgments about the plans.

EXHIBIT B

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Assistant General Counsel, Corporate Governance

January 10, 2005

VIA FACIMILE (703) 739-7856

Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

RE: Shareholder Proposal Regarding Executive Compensation

Dear Mr. Colombo:

After review and consideration of the shareholder proposal (the "Proposal") you originally submitted on or about December 14, 2004, and that you supplemented on January 4, 2005 with a revised proposal, Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") believes that several portions of the Proposal can be considered impermissibly vague, indefinite and, therefore, potentially misleading.

Resolution (5) of the Proposal titled "Compensation Disclosure" states that the "Compensation Committee is encouraged not to limit their report to providing only mandated disclosures, but rather to strive to provide enhanced executive compensation disclosure." Wal-Mart believes that the Proposal could be misleading to shareholders because it provides no guidance for the implementation of this resolution. The Proposal would merely require that the Compensation, Nominating and Governance Committee of the Board of Directors of Wal-Mart (the "CNGC") be "encouraged" to strive to provide additional disclosure but the Proposal does not detail what constitutes sufficient encouragement. Because the Proposal provides no guidance on these critical issues, any action ultimately taken to implement this component of the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal.

The Proposal is also potentially misleading because, as it is written, it ultimately may not result in expanded executive compensation disclosure. The Proposal merely states that the CNGC be "encouraged" to "strive" to enhance disclosure. Shareholders may be misled into believing that a vote in favor of this Proposal would result in enhanced disclosure of executive compensation. When actually, as the Proposal is written, there can be no assurances such disclosure will be expanded. Ostensibly, the CNGC could simply reject the encouragement and chose not to enhance disclosure of executive compensation while fully complying with the parameters of the Proposal. Thus, as presently drafted, the Proposal is potentially misleading to shareholders.

The Company requests that you correct the resolution and submit a revised Proposal within seven days of this letter. If the Company does not receive a revised Proposal within that time, it will assume you have no desire to make such revisions. Lastly, please be reminded that the revised Proposal should be consistent with the proxy rules regarding shareholder proposals that the Company forwarded to you on December 28, 2004, including the 500 word limitation.

Sincerely,

Samuel A. Guess

Samuel A. Guess

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2005

The proposal requests that the board adopt executive compensation policies and practices reflected in the "Commonsense Executive Compensation Framework," the details of which are set forth in the proposal.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rules 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Advisor